August 5, 2019

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Vanessa Robertson

Lisa Vanjoske

Tonya K. Aldave

Justin Dobbie

Re:	BioNTech SE

Draft Registration Statement on Form F-1

Submitted June 19, 2019

CIK No. 0001776985

Ladies and Gentlemen:

On behalf of BioNTech SE (“BioNTech” or the “Company”), we are confidentially submitting this letter in response to a letter, dated July 16, 2019, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Confidential Draft Registration Statement on Form F-1 submitted to the Commission on June 19, 2019 (the “Draft Registration Statement”). The Company is concurrently confidentially submitting Amendment No. 1 to the Draft Registration Statement (the “Amended Draft Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter from the Staff. For the Staff’s convenience, we have incorporated the text of the Staff’s comments into this response letter in italics. Unless otherwise indicated, page references in the responses correspond to the page numbers in the Amended Draft Registration Statement, and page references otherwise correspond to the page numbers in the Draft Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings set forth in the Amended Draft Registration Statement.

The responses provided herein are based upon information provided to Covington & Burling LLP by the Company. In addition to confidentially submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and the Amended Draft Registration Statement (marked to show changes from the Draft Registration Statement).

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

August 5, 2019

Draft Registration Statement on Form F-1

Prospectus Summary

Overview, page 1

1.

Please provide us with support for your characterization of your immunotherapeutic platforms and product candidates as first-in-class. Please also balance your summary disclosure by disclosing that no mRNA immunotherapy has been approved in your new category of therapeutics as well as the risks and costs associated with some of your product candidates being classified as gene therapies.

Response to Comment No. 1: The Company respectfully acknowledges the Staff’s comment. The Company believes that a substantial number of its product candidates represent potential first-in-class therapeutics. For example:

•

There are currently no approved mRNA immunotherapy products. Each of the product candidates that are being developed within the Company’s mRNA platforms, including FixVac, iNeST, intratumoral immunotherapy, RiboMabs, RiboCytokines, infectious disease and rare disease platforms, represent potential first-in-class opportunities.

•

In addition, the Company is combining its engineered cell therapies with its own novel mRNA-based immunotherapies and its proprietary library of cancer antigens. For example, the Company’s lead CAR T program, BNT211, combines a CAR that targets the Company’s novel CLDN6 antigen with the Company’s FixVac mRNA cancer vaccine, for a bespoke therapeutic approach.

•

Similarly, the Company’s next-generation checkpoint immunomodulator platform includes product candidates that we are developing with Genmab targeting 4-1BB, which, while a promising target, to-date has not been successfully developed. These product candidates utilize a novel bispecific mechanism of action designed to overcome some of the challenges previously associated with 4-1BB, thus creating the potential for first-in-class products.

•	In addition, the Company’s targeted cancer antibody, MVT-5873 (BNT321), is directed at a novel target, sLe[a].

The Company has revised its disclosure on pages 2, 5, 120, 128, 144 and 165 to clarify that the Company’s product candidates are potentially first-in-class, rather than its platforms.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

August 5, 2019

In response to the second sentence of the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 6 of the Amended Draft Registration Statement.

Our Pipeline, page 3

2.

Please revise your pipeline table here and in other sections of the prospectus to mark clearly what phase each product candidate is currently in. We note that there is no clear separation in the pipeline table between Phase 1, Phase 2 and Phase 3 and it is not clear to which clinical phase the arrows point. Please also ensure that the graphical depiction of status in the table corresponds with the disclosure in the prospectus regarding how far along each candidate is in the development process.

Response to Comment No. 2: The Company respectfully advises the Staff that it has revised the pipeline tables on pages 3, 123 and 164 of the Amended Draft Registration Statement in response to the Staff’s comment.

3.

Please tell us why you believe it is material to investors to include the product candidates identified merely as “to be selected” or left blank in several places in your pipeline table. We also note that you do not provide specific targets/indications for these product candidates. In this regard, we note that it appears that all of these product candidates are in preliminary stages of development.

Response to Comment No. 3: The Company respectfully advises the Staff that the Company has developed several TCR and rare disease protein replacement product candidates that are being evaluated by Eli Lilly and Genevant, respectively. In addition, we have developed several TCR product candidates that we are evaluating in preclinical studies. We and our collaborators are studying these product candidates for potential clinical development. We are also evaluating several product candidates under our infectious disease collaboration with the University of Pennsylvania.

The Company anticipates that these product candidates and their specific targets and indications will be identified in the near-term. For example, as described on page 125 of the Amended Draft Registration Statement, the Company anticipates announcing its first rare disease product candidates and indications in 2020, making these potential near-term value drivers for investors as the Company expands its pipeline into new therapeutic areas. Similarly, as disclosed on page 180, in the Company’s TCR platform, the Company and its collaborator, Eli Lilly, have completed the pre-clinical research phase under the collaboration and Lilly currently has a period of time during which it can exercise its option to select product candidates for advancement into clinical trials. If Lilly declines its option, the Company may then seek to advance one or more of these development candidates itself. In infectious diseases, we are evaluating numerous product candidates and as disclosed on pages 150 and 183, we anticipate announcing and initiating Phase 1 trials in our first product candidates under our University of

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

August 5, 2019

Pennsylvania collaboration in the first half of 2021. Accordingly, while these potential product candidates are currently in preclinical development, the Company believes they are material components of its pipeline.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer, page 7

4.

Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response to Comment No. 4: The Company respectfully advises the Staff that it will provide the Staff, on a confidential basis under separate cover, copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of such communications.

Use of Proceeds, page 95

5.

We note your disclosure that you intend to use the proceeds of this offering to advance your clinical programs, advance additional product candidates into clinical trials, advance additional preclinical product candidates, develop additional product candidates and expand your manufacturing and laboratory capacity. Please specify how far in the development of each of your pipeline projects you expect to reach with the proceeds of the offering. If any material amounts of other funds are necessary to accomplish the specified purposes, state the amounts and sources of other funds needed for each specified purpose and the sources. Refer to Instruction 3 to Item 504 of Regulation S-K.

Response to Comment No. 5: The Company respectfully advises the Staff that it has revised the disclosure on pages 9, 10 and 95 of the Amended Draft Registration Statement to provide more specificity in response to the Staff’s comment. In addition, we have added disclosure on page 95 clarifying that the Company will require additional funds in order to advance any of its product candidates through Phase 3 clinical trials and to potential commercialization. While the Company will need additional capital to further advance its product candidates and expand its manufacturing and laboratory capacity, the specific amounts and sources thereof are not known at this time.

Critical Accounting Policies and Use of Estimates

Stock-Based Compensation, page 116

6.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

August 5, 2019

Response to Comment No. 6: The Company acknowledges the Staff’s comment and will supplementally provide the requested information once the estimated offering price or range has been determined.

Business

Our MVT-5873 (BNT321) Trials, page 182

7.	To the extent material to understanding the status of the product candidate discussed in this section, please disclose why the trial is currently paused.

Response to Comment No. 7: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the MVT-5873 (BNT321) trial is currently paused due to lack of funding by the Company from which we acquired the asset. The Company acquired MVT-5873 (BNT321) from MabVax Therapeutics in May 2019, following MabVax Therapeutics’ filing for bankruptcy protection earlier in the same year. At the time of the acquisition, MabVax Therapeutics had already paused its MVT-5873 trial because MabVax Therapeutics did not have sufficient funds to continue its operations. The trial was not paused for reasons related to clinical safety or efficacy, and the Company intends to resume the trial in the second half of 2019. The Company respectfully advises the Staff that it therefore does not believe such disclosure is material to investors’ understanding of MVT-5873 (BNT321).

XIV. Third-Party Collaborations, page 186

8.

We note that for some of your collaboration agreements you have not disclosed all of the material terms of the agreements, such as aggregate milestone payments and royalty ranges or royalties rates. Please disclose the following:

•	the aggregate future potential milestone payments and the royalty rates or a royalty range under the Genentech agreement described on page 187;

•	the sales milestone payments and royalties under the Genmab next-generation immunomodulator collaboration agreement on page 189;

•	the running royalties under the LSU license agreement on page 225; and

•	the aggregate future potential milestone payments and royalties under the Cellscript and mRNA Ribotherapeutics license agreement on page 225.

In addition, if any other collaboration or license agreements contain milestone and royalty provisions that have not been disclosed in this section, please disclose such information about these provisions.

Response to Comment No. 8: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Genentech Collaboration Agreement provides for equal sharing of profits and losses between the Company and Genentech (rather than

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

August 5, 2019

milestones and royalties), unless certain opt-out rights are exercised by the Company. The Genentech Collaboration Agreement does not provide for milestone payments and only provides for potential royalties if such opt-out rights are exercised. The Company has not exercised such opt-out rights and does not currently anticipate doing so, so no potential royalties are expected under the Genentech Collaboration Agreement at this time. Similarly, under the Genmab Agreement, research, development and commercialization costs and all profits are shared equally between the Company and Genmab unless either the Company or Genmab exercises its opt-out rights thereunder. The Genmab Agreement only provides for potential development, regulatory and sales milestone payments and royalties if such opt-out rights are exercised. Neither the Company nor Genmab has exercised its opt-out rights and the Company does not currently anticipate doing so, so no potential milestone payments or royalties are expected under the Genmab Agreement at this time. The Company respectfully advises the Staff that the likelihood of this scenario occurring under either the Genentech Collaboration Agreement or the Genmab Agreement is sufficiently remote as to be immaterial. However, if opt-out rights are in the future exercised under either the Genentech Collaboration Agreement or the Genmab Agreement, the Company respectfully advises the Staff that it will disclose any material milestone or royalty payments in such circumstances.

The Company has revised the disclosure with respect to the running royalties under the LSU Agreement on page 225 of the Amended Draft Registration Statement in response to the Staff’s comment. In addition, the Company respectfully advises the Staff that it has revised the disclosure with respect to the aggregate future potential milestone payments and royalties under the license agreement between Cellscript and mRNA Ribotherapeutics on page 225 of the Amended Draft Registration Statement in response to the Staff’s comment.

In response to the last sentence of the Staff’s comment, the Company respectfully advises the staff that it has no other agreements relevant to its current operations containing material milestone or royalty provisions that have not otherwise been disclosed.

Sanofi — Intratumoral Therapy Collaboration, page 188

9.

We note your references to “low double digits” royalties on pages 189 and 192. Please revise your disclosure on each of the referenced pages to narrow the royalty range to no more than ten percentage points (for example, between twenty and thirty percent).

Response to Comment No. 9: The Company respectfully advises the Staff that it has revised the disclosure on pages 189 and 192 of the Amended Draft Registration Statement in response to the Staff’s comment.

Related Party Transactions, page 241

10.

We note your disclosure on page F-56 that “purchases of various goods and services controlled by key management personnel” accounted for approximately €11.16 million in 2018 and €6.55 in 2017. Please disclose these transactions in your related party transactions section or otherwise clarify which disclosure includes these transactions.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

August 5, 2019

Response to Comment No. 10: The Company respectfully advises the Staff that these transactions are disclosed in the related party transactions section on page 241 under the heading “Agreements with TRON”. In addition, the Company has revised the disclosure on page F-56 of the Amended Draft Registration Statement in response to the Staff’s comment in order to more clearly link these two disclosures.

4 Revenue from contracts with customers, page F-31

11.

Please expand your disclosures to include the amounts of the upfront payments received from Genentech and Sanofi, how you determined the amount to recognize in the periods presented and the amounts that have been included in deferred revenue.

Response to Comment No. 11: The Company respectfully advises the Staff that it has revised the disclosure on pages F-31 and F-32 of the Amended Draft Registration Statement in response to the Staff’s comment.

Part II

Item 7. Recent Sales of Unregistered Securities, page II-1

12.

For each of the transactions listed in this section please disclose the consideration received. As to any securities sold otherwise than for cash, state the nature of the transaction and the nature and aggregate amount of consideration received by the registrant. Refer to Item 701 of Regulation S-K.

Response to Comment No. 12: The Company respectfully advises the Staff that it has revised the disclosure on pages II-1 and II-2 of the Amended Draft Registration Statement in response to the Staff’s comment.

Exhibits

13.

We note your reference to the two secured credit facilities with Deutsche Bank AG on page 111. Please file these facilities as exhibits to your registration statement and describe all of their material terms or tell us why you believe they are not required to be filed.

Response to Comment No. 13: The Company respectfully advises the Staff that it has prepared English translations of the agreements relating to the secured credit facilities and is filing these translated agreements as exhibits 10.32 and 10.33 to the Amended Draft Registration Statement. The Company further respectfully advises the Staff that it has revised the disclosure on page 111 of the Amended Draft Registration Statement in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

August 5, 2019

General

14.

Please revise throughout to remove any references regarding regulatory approval or safety and efficacy of your product candidates. We note, by way of example, the statement that you “have tested [your] lead mRNA product candidates in over 250 patients and have already demonstrated signs of single-agent clinical efficacy in [your] two lead programs” on page 5, that four of your therapeutic platforms “generated promising early evidence of clinical efficacy in several cancer types” on page 126, and that you “observed efficacy for 22 patients who received BNT111 as a monotherapy” on page 167.

Response to Comment No. 14: The Company respectfully advises the Staff that it has revised the disclosure on pages 5, 126, 133, 156, 158, 167 and 179 of the Amended Draft Registration Statement in response to the Staff’s comment.

*****

Please contact me at (212) 841-1111 or Matthew T. Gehl at (212) 841-1113 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Eric W. Blanchard

Eric W. Blanchard

Covington & Burling LLP

cc:	Prof. Ugur Sahin, M.D., BioNTech SE

Paul Claydon, Covington & Burling LLP

Kristian Wiggert, Covington & Burling LLP

Matthew T. Gehl, Covington & Burling LLP

Jochen Dieselhorst, Freshfields Bruckhaus Deringer LLP

Peter Versteegen, Freshfields Bruckhaus Deringer LLP

Deanna Kirkpatrick, Davis Polk & Wardwell LLP

Yasin Keshvargar, Davis Polk & Wardwell LLP

Stephan Hutter, Skadden, Arps, Slate, Meagher & Flom LLP